Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003
Income from Continuing Operations Before Taxes	$4,411.0	$3,370.7	$6,221.4	$7,363.9	$7,974.5	$9,051.6

Add (Subtract):
One-third of rents	18.3	66.4	67.8	68.2	71.9	75.6
Interest expense, gross	72.6	384.3	375.1	385.5	293.7	350.9
Interest capitalized, net of amortization	11.4	31.8	29.4	(1.0)	(21.3)	(30.1)
Equity (income) loss from affiliates, net of distributions	(205.0)	(454.3)	(362.5)	(615.9)	(421.2)	79.2
Preferred stock dividends, net of tax	29.8	120.0	120.0	120.0	151.0	150.9

Earnings from Continuing Operations	$4,338.1	$3,518.9	$6,451.2	$7,320.7	$8,048.6	$9,678.1

One-third of rents	$18.3	$66.4	$67.8	$68.2	$71.9	$75.6
Interest expense, gross	72.6	384.3	375.1	385.5	293.7	350.9
Preferred stock dividends	39.8	158.1	166.0	166.7	207.1	215.6

Fixed Charges from Continuing Operations	$130.7	$608.8	$608.9	$620.4	$572.7	$642.1

Ratio of Earnings to Fixed Charges from Continuing Operations	33	6	11	12	14	15

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies. Interest expense does not reflect interest on Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, (“FIN 48”) liabilities.